Mail Stop 4561

November 27, 2007

VIA U.S. MAIL AND FAX (029) 866-71566

Cao Danmei
Chief Financial Officer
New Taohuayuan Culture Tourism Co., LTD.
1# Dongfeng Road
Xi'an Weiyang Tourism Development District
Xi'an, China

> **Re:** **New Taohuayuan Culture Tourism Co., LTD.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-52019**

Dear Cao Danmei:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

General

1.   We note you restated your 2005 financial statements. In light of your restatement,
        please tell us how you determined that it was not necessary to file an Item 4.02
        Form 8-K.

Financial Statements

Notes to the Financial Statements

Note 10 – Restated Financial Statements, page 20

2.   We note you restated your 2005 financial statements. Please tell us how you have
        complied with the disclosure requirements of paragraph 26 of SFAS 154, or tell
        us why you believe it was not necessary to disclose the effect of the correction on
        each financial statement line item. Additionally, explain to us, and expand your
        footnote disclosure to discuss, the circumstances that caused you to adjust certain
        tax accruals and accruals for tax surcharges.

Form 10-QSB for the quarterly period ended September 30, 2007

Exhibit 31

3.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have included the title of the certifying individual at the beginning of the
        certification, you have replaced the words "small business issuer" with the word
        "registrant" throughout the certification, and you have replaced "13a-15(e)" with
        "13a-15" in the introductory language in paragraph 4. Please revise your
        certifications in future filings to comply with the Exchange Act Rules.

                                    *   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant